

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via E-mail
Roberto F. Selva
Chief Executive Officer
Shea Homes Limited Partnership and Shea Homes Funding Corp.
655 Brea Canyon Road
Walnut, California 91789

>   **Re: Shea Homes Limited Partnership and Shea Homes Funding Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed December 22, 2011**
>   **File No. 333-177328**

Dear Mr. Selva:

We have reviewed your registration statement and have the following comments.

General

1. Please include Tandy language in your next response letter.

Market Industry Data and Forecasts, page iii

2. We note your response to comment two of our letter dated November 10, 2011. We reissue part of this comment. Because investors are entitled to rely on the information you provide in the prospectus, please remove the statement that there can be no assurance as to the accuracy or completeness of the information.

Prospectus Summary, page 1

3. We note your response to comment three of our letter dated November 10, 2011. Please disclose the manner in which you are measuring the assertion that you are one of the largest private homebuilders in the United States.

4. We note your response to comment four of our letter dated November 10, 2011. Please revise your disclosure to address the timing of realizing potential revenue from backlogs.

5. We note your response to comment six of our letter dated November 10, 2011. Please also discuss the fact that you have a significant number and amount of contingent liabilities and their impact on your liquidity.

Liquidity and Capital Resources, page 72

6. We note that you have realized negative operating cash flows in recent periods. Please revise to further discuss how and why you expect your cash from operations to be sufficient to provide for your short-term liquidity needs.

7. We note your disclosure on page 20 that the owners of SHLP could incur an additional tax liability of up to $101 million and SHLP would be required to make a distribution to its owners to pay a portion of the tax liability. Please revise to disclose the amount of the distribution SHLP may be required to make and how such potential distribution may be funded. In this regard, please discuss the impact of the covenants of the Secured Notes, the limitation of your ability to take on additional indebtedness and the impact of your current actual consolidated fixed charge coverage ratio.

Critical Accounting Policies, page 80
Inventory, page 80

8. We note your response to comment 18 of our letter dated November 10, 2011. We continue to believe it is important for a reader to more fully understand your expectations regarding current and future market conditions as they relate to the recoverability of your inventory assets. Therefore, we again ask that you revise your disclosure to discuss your expected delivery timeframes by segment.

Executive Compensation, page 98

9. Please disclose your executive compensation for the year 2011, as well as 2010. Even though information with respect to fiscal years prior to the last completed fiscal year will not be required if a registrant was not a reporting company, a registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 104

10. Please file the agreements governing your operating and administrative services as exhibits.

Summary Compensation Table, page 100

11. We note your response to comment 19 of our letter dated November 10, 2011. Please revise to discuss the reasons for awarding the named executive officers a discretionary cash bonus, including any specific company and personal objectives at the company and business unit level. Please disclose the actual results and how these were weighted to

determine the amount of cash bonus to pay each of your named executive officers. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v)-(vii) of Regulation S-K.

Note 13. Related Party Transactions, page F-24

12. We note your response to comment 27 of our letter dated November 10, 2011. Please also revise your disclosure on page 24 to clarify your current assessment of the collectability of the note receivable from JFSCI.

Note 15. Income Taxes, page F-70

13. We note your response to comment 33 of our letter dated November 10, 2011. Please revise to clarify why your petition is in the preliminary stage given that it was filed in 2009. Please discuss your expected timing regarding the petition. In addition, please discuss the potential amounts you may be required to pay the Partners due to the equity distribution agreement and your current assessment regarding the likelihood of making such payments.

Note 18. Contingencies and Commitments, page F-73

14. We note your response to comment 34 of our letter dated November 10, 2011. Please revise to clarify, if true, that at this time your range of reasonably possible losses in excess of amounts accrued is not material.

Note 20. Segment Information, page F-76

15. We note your response to comment 35 of our letter dated November 10, 2011 and have the following additional comments:

- Please provide us with a more specific and comprehensive discussion of how you have considered the economic characteristics of the communities within your Mountain West/Other reportable segment in determining that aggregation was appropriate.

- Please tell us which communities are classified as "Other" and what consideration you have given to quantitative thresholds in determining that aggregation with the Mountain West communities was appropriate.

- Please provide us with copies of the reports provided to your chief operating decision maker at December 31, 2010 and the most recent subsequent period. These reports should reflect actual results and be at the lowest level of detail provided to the CODM.

Roberto Selva
Shea Homes Limited Partnership and Shea Homes Funding Corp.
January 9, 2012
Page 4

<u>Note 21. Supplemental Guarantor Information, page F-78</u>

16. We note your response to comment 37 of our letter dated November 10, 2011. Given that your Indenture agreement contains certain guarantee release provisions, the guarantees should not be described as "full and unconditional." Please revise your disclosure and also include a discussion of the release provisions.

<u>Exhibit 10.1</u>

17. Please file the exhibits and schedules to the Letter of Credit Facility.

<u>Exhibit 5.1</u>

18. Supplementally, please explain the appropriateness of the qualification in paragraph C.(iii) on page three of the opinion.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
        Paul Mosley
        Vice President and General Counsel

        Andrew L. Fabens
        Gibson, Dunn and Crutcher LLP